

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Brandon T. O'Brien
Chief Financial Officer
Corvel Corporation
1920 Main Street, Suite 900
Irvine, CA 92614

> **Re:    Corvel Corporation**
> **Form 8-K**
> **Exhibit Nos.   10.1, 10.2, 10.3, 10.4.**
> **Filed November 12, 2020**
> **File No.  000-19291**

Dear Mr. O'Brien:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance